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                        WESTERN ALLIANCE BANCORPORATION
                            2700 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA 89102

                                 June 27, 2005

VIA EDGAR AND FACSIMILE

Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Lyon

      Re:   WESTERN ALLIANCE BANCORPORATION
            REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-124406)

Dear Mr. Lyon:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Alliance Bancorporation ("Western Alliance") hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of June 29, 2005 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as possible. Western Alliance also requests the Commission to confirm such effective date and time in writing.

      Western Alliance hereby acknowledges that:

            - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Western Alliance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            - Western Alliance may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Very truly yours,

                  WESTERN ALLIANCE BANCORPORATION



                  /s/ ROBERT SARVER
                  -------------------------------------
                  Robert Sarver
                  President and Chief Executive Officer